March 12, 2025

Wenxi He
Chief Executive Officer and Chairwoman
Metal Sky Star Acquisition Corporation
221 River Street, 9th Floor
Hoboken, NJ 07030

       Re: Metal Sky Star Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed March 6, 2025
           File No. 001-41344
Dear Wenxi He:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 6, 2025
Risk Factors, page 12

1. Please reinstate the risk factor disclosure in your definitive proxy statement on
       Schedule 14A filed October 22, 2024 regarding the risks arising from the contravention of your extension proposal with your initial public offering prospectus
       disclosures and your amended and restated memorandum and articles of association,
       or advise us why the risks created by the company   s failure to
complete the business
       combination by August 5, 2024 and the automatic redemption by August 19, 2024 are no longer applicable.
Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make . . ., page 12

2. We note that you are seeking to extend your termination date to January 5, 2026, a date which is 45 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October
       7, 2024 to provide for the immediate suspension and delisting upon issuance of a
 March 12, 2025
Page 2

       delisting determination letter for failure to meet the requirement in Nasdaq Rule IM
       5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on April
       5, 2025. Please disclose any risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose any additional consequences of such suspension or delisting, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, and any impact on the market for your securities including demand for your securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Isabel Rivera at 202-551-
3518 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Xinyue Yang